AGUILA AMERICAN RESOURCES LTD.

#1305 - 1090 West Georgia Street
Vancouver, British Columbia
Canada V6B 3P8
Tel: (604) 685-9316 Fax: (604) 683-1585

September 22, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

Re: Aguila American Resources Ltd. (the "Company")
Form 45-103F4 Report - Incentive Stock Options

In connection with the recent stock options granted by the Company, enclosed find our Form 45-103F4, a cheque for $100.00 representing your prescribed filing fee and fee checklist.

We trust you shall find the enclosed in good order, but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

AGUILA AMERICAN RESOURCES LTD.

Per: *Nick DeMare*

Nick DeMare
Corporate Secretary

Enclosures

cc: US Securities & Exchange Commission (File No. 82-3093)

Form 45-103F4
(formerly Form 45-902F)
Report of Exempt Distribution

__Issuer Information__

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   Aguila American Resources Ltd.
   Suit 1305, 1090 West Georgia Street
   Vancouver, British Columbia
   V6E 3V7
   Telephone Number: 604-685-9316

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia and Alberta.

__Details of Distribution__

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   September 12, 2003, being the date regulatory approval was received by the Company.

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Incentive stock options for the purchase of up to 72,000 common shares at a price of $0.22 per share until September 2, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Exercise Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction. (Canadian $)
Residencial Monterrico, Peru	$0.22	Nil, grant of options.
Total dollar value of distribution in all jurisdictions (Canadian $)		Nil, grant of options.

Commissions and Finder's Fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Not applicable.			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 22nd day of September, 2003.

Aguila American Resources Ltd.
Name of issuer or vendor *(please print)*

Nick DeMare, Director
Print name and position of person signing

Nick DeMare
Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. The **information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number of Options Granted	Total purchase price (Canadian $)	Exemption relied on
Rolando Davila Los Cerezos 241 Residencial Monterrico Peru	72,000	Nil, grant of options.	BC Instrument #72-503

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.